FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of October 2003

                           HOLMES FINANCING (No 4) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F ...X...          Form 40-F .......

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes .......                No ...X...

Holmes Financing (No. 4) PLC
 Profit & Loss Account
 Period ended 15 October 2003

                                                                       This Quarter      Prior Quarter
                                                                        (pound)'000        (pound)'000


 Interest receivable - Inter-company loan                                    26,114             27,458
 Interest receivable - Cash deposits                                              -                  -
                                                                   ------------------------------------

                                                                             26,114             27,458

 Interest payable - Notes                                                   (26,114)           (27,458)
 Interest payable
                                                                   ------------------------------------
                                                                            (26,114)           (27,458)
                                                                   ------------------------------------
 Net operating income                                                             -                  0

 Other income                                                                     -                  -
 Operating expenses                                                               -                  -
                                                                   ------------------------------------
 Profit on ordinary activities before taxation                                    -                  0

 Taxation                                                                         -                  -
                                                                   ------------------------------------
 Profit on ordinary activities after taxation                                     -                  0

 Dividend                                                                         -                  -

 Retained profit brought forward                                                  1                  1
                                                                   ------------------------------------
 Retained profit carried forward                                                  1                  1
                                                                   ====================================

 Holmes Financing (No. 4) PLC
 Balance Sheet
 Period ended 15 October 2003

                                                                        (pound)'000        (pound)'000

 Fixed asset investments
 Loans to Funding                                                                            2,525,750

 Current assets
 Sundry debtors                                                                   9
 Cash at bank                                                                    13
 Cash collateral                                                            232,565
                                                                   -------------------
                                                                            232,587
                                                                   -------------------

 Creditors: Amounts falling due within one year
 Sundry creditors                                                                 8
                                                                   -------------------

                                                                                  8
                                                                   -------------------

 Net current assets                                                                            232,579
                                                                                     ------------------
 Total assets less current liabilities                                                       2,758,329

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                                 (2,525,750)
 Amount due to CSFB                                                                           (232,565)
                                                                                     ------------------
 Net assets                                                                                         14
                                                                                     ==================
 Capital and reserves
 Share capital                                                                                      13
 Reserves                                                                                            1
                                                                                     ------------------

                                                                                                    14
                                                                                     ==================

Holmes Financing (No. 4) PLC
 Notes Outstanding
 Period ended 15 October 2003

                              Series 1     Series 2      Series 3    Series 3                 Series 4
                               Class A      Class A      Class A1    Class A2                  Class A
 Moody's current rating            Aaa          Aaa           Aaa         Aaa                      Aaa
 S&P current rating                AAA          AAA           AAA         AAA                      AAA
 Fitch Ratings current rating      AAA          AAA           AAA         AAA                      AAA

                              Series 1     Series 2      Series 3                             Series 4
                               Class B      Class B       Class B                              Class B
 Moody's current rating            Aa3          Aa3           Aa3                                  Aa3
 S&P current rating                 AA           AA            AA                                   AA
 Fitch Ratings current rating       AA           AA            AA                                   AA

                              Series 1     Series 2      Series 3                             Series 4
                               Class C      Class C       Class C                              Class C
 Moody's current rating           Baa2         Baa2          Baa2                                 Baa2
 S&P current rating                BBB          BBB           BBB                                  BBB
 Fitch Ratings current rating      BBB          BBB           BBB                                  BBB

                                                         Series 3    Series 3     Series 3
                                                         Class D1    Class D2     Class D3
 Moody's current rating                                       Ba2         Ba2          Ba2
 S&P current rating                                            BB          BB           BB
 Fitch Ratings current rating                                  BB          BB           BB

                              Series 1     Series 2      Series 3    Series 3                 Series 4
                               Class A      Class A      Class A1    Class A2                  Class A
                                     $       (euro)       (pound)           $                      CHF
 Initial note balance
                         1,050,000,000  800,000,000   550,000,000 410,000,000             850,000,000
 Previous quarter's note
  principal              1,050,000,000  800,000,000   550,000,000 410,000,000             850,000,000
 Note redemptions        (262,500,000)            -             -           -                       -
 Outstanding note
  principal               787,500,000   800,000,000   550,000,000 410,000,000              850,000,000

                              Series 1     Series 2      Series 3                           Series 4
                               Class B      Class B       Class B                            Class B
                                     $        (euro)            $                             (pound)
 Initial note balance       36,500,000   35,800,000    34,500,000                         11,000,000
 Previous quarter's note
  principal                 36,500,000   35,800,000    34,500,000                         11,000,000

 Note redemptions                    -            -             -                                  -
 Outstanding note
  principal                 36,500,000   35,800,000    34,500,000                         11,000,000

                              Series 1     Series 2      Series 3                             Series 4
                               Class C      Class C       Class C                              Class C
                                     $        (euro)            $                               (pound)
 Initial note balance       54,500,000   53,800,000    49,500,000                           19,000,000
 Previous quarter's note
  principal                 54,500,000   53,800,000    49,500,000                           19,000,000

 Note redemptions                    -            -             -                                    -
 Outstanding note
principal                   54,500,000   53,800,000    49,500,000                           19,000,000

                                                         Series 3       Series 3     Series 3
                                                         Class D1       Class D2     Class D3
                                                           (pound)         (euro)           $
 Initial note balance                                  30,000,000     27,000,000    5,000,000
 Previous quarter's note
  principal                                            30,000,000     27,000,000    5,000,000

 Note redemptions                                               -              -            -
 Outstanding note
principal                                              30,000,000     27,000,000    5,000,000

                              Series 1     Series 2      Series 3    Series 3                 Series 4
                               Class A      Class A      Class A1    Class A2                  Class A
 Note interest margins              19          N/A            23          23                      N/A
 Step up dates              16/07/2006   16/07/2006    16/07/2006  16/07/2006               16/07/2006
 Step up margins                    38           48            46          46                       36

                              Series 1     Series 2      Series 3                             Series 4
                               Class B      Class B       Class B                              Class B
 Note interest margins              39           40            44                                   43
 Step up dates              16/07/2006   16/07/2006    16/07/2006                           16/07/2006
 Step up margins                    78           80            88                                   86

                              Series 1     Series 2      Series 3                             Series 4
                               Class C      Class C       Class C                              Class C
 Note interest margins             120          145           130                                  150
 Step up dates              16/07/2006   16/07/2006    16/07/2006                           16/07/2006
 Step up margins                   220          245           230                                  250

                                                         Series 3      Series 3      Series 3
                                                         Class D1      Class D2      Class D3
 Note interest margins                                        475           450           450
 Step up dates                                         16/07/2006    16/07/2006    16/07/2006
 Step up margins                                              575           550           550

 Interest payment cycle         Quarterly
 Interest payment date          15th or next business day
 Next interest payment date     15/01/2004

 Liquidity facility limit       (pound) 25,000,000
 Liquidity facility drawn                      Nil
 Liquidity facility available   (pound) 25,000,000


Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 October 2003

                                                                      This Quarter       Prior Quarter
                                                                       (pound)'000         (pound)'000

 Interest receivable - Mortgages                                           297,352             279,166

 Interest receivable - Cash Deposits                                         4,394               4,253
                                                                ---------------------------------------
                                                                           301,746             283,419

 Interest payable - Mortgages                                             (297,352)           (279,166)
 Interest payable - Cash Deposits                                           (4,394)             (4,253)
                                                                ---------------------------------------
                                                                          (301,746)           (283,419)

                                                                ---------------------------------------

 Net operating income                                                            -                   -


 Fees receivable                                                             4,370               3,065
 Fees payable                                                               (4,370)             (3,065)

 Operating expenses                                                         (5,417)             (4,476)
 Provision charges                                                             (75)               (395)

 Other income                                                                5,492               4,870

                                                                 --------------------------------------

 Profit on ordinary activities before taxation                                  (0)                  -


 Taxation                                                                        -                   -

                                                                 --------------------------------------

 Profit on ordinary activities after taxation                                   (0)                  -


 Dividend                                                                        -                   -


 Retained profit brought forward                                                 -                   -

                                                                 --------------------------------------

 Retained profit carried forward                                                (0)                  -
                                                                 ======================================


 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 October 2003

                                                                       (pound)'000         (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                                             23,300,429

 Current assets
 Bank interest receivable                                                      695
 Cash at bank                                                              266,348
 Other debtors                                                              25,377
 Taxation                                                                        6
 Amounts due from Funding                                                   59,457
                                                                ---------------------
                                                                           351,883
                                                                ---------------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                                     (85,188)
 Sundry creditors                                                             (347)
                                                                 --------------------
                                                                           (85,535)
                                                                 --------------------

 Net current assets                                                                            266,348
                                                                                    -------------------
 Total assets less current liabilities                                                      23,566,777

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                             (9,255,734)
 Funding share of mortgage loans                                                           (14,044,695)

 Seller share of cash at bank                                                                 (266,348)
 Funding share of cash at bank                                                                       -
                                                                                    -------------------

 Net assets                                                                                          0
                                                                                    ===================

 Capital and reserves
 Share capital ((pound)2)                                                                            0
 Reserves                                                                                            0
                                                                                    -------------------
                                                                                                     0
                                                                                    ===================


Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 October 2003

                                                This Quarter      Prior Quarter
                                                 (pound)'000        (pound)'000


 Interest receivable - Mortgages less Swaps          148,399            150,966
 Interest receivable - Cash Deposits                   8,679             11,954
                                             -----------------------------------

                                                     157,078            162,920

 Interest payable - Inter-company loans             (140,979)          (158,192)
 Interest payable - Start up loans                      (700)              (715)
                                             -----------------------------------
                                                    (141,679)          (158,907)

                                             -----------------------------------

 Net operating income                                 15,399              4,013

 Other income                                          5,216              4,715
 Operating expenses                                   (7,179)            (6,845)
 Deferred consideration                              (13,476)            (1,860)

                                             -----------------------------------
 Profit/(loss) on ordinary activities
  before taxation                                        (40)                 23


 Taxation                                                238                 (5)

                                             -----------------------------------
 Profit/(loss) on ordinary activities after
  taxation                                               198                 18

 Dividend                                                  -                  -

 Retained profit/(loss) brought forward              (14,666)           (14,684)

                                             -----------------------------------
 Retained profit/(loss) carried forward              (14,468)           (14,666)
                                             ===================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 October 2003

                                                    (pound)'000     (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage
  portfolio                                                          14,044,695
 Beneficial interest in Trust cash at bank                                    -

 Current assets
 Deferred expenditure (costs of securing)                26,704
 Sundry debtors                                          29,303
 Taxation                                                 4,421
 Cash at bank:
      Reserve funding                                   295,622
      Transaction account                                 1,717
      Funding GIC account                                 1,979
                                               -------------------

                                                        359,746
                                               -------------------

 Creditors: Amounts falling due within one year
 Deferred consideration creditor                        166,837
 Interest payable accrual                                 4,415
 Amounts due to Trustee                                  59,457
 Sundry creditors                                         8,648
                                                ------------------

                                                        239,357
                                                ------------------

 Net current assets                                                     120,389
                                                                 ---------------
 Total assets less current liabilities                               14,165,084

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                                (14,110,038)
 Start up loans                                                         (69,514)
                                                                 ---------------
 Net assets                                                             (14,468)
                                                                 ===============
 Capital and reserves
 Share capital ((pound)2)                                                     -
 Reserves                                                               (14,468)
                                                                 ---------------
                                                                        (14,468)
                                                                 ===============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 October 2003

                                                                    (pound)'000    (pound)'000
 Balance on cash accumulation ledger                                        Nil
                                                               =================


 Available credit enhancement


                                                                    First Reserve   Second Reserve

 Reserve funds at closing                                               238,731         56,891
                                                               --------------------------------
 Initial closing reserve funds                                          229,933         56,891
 Drawings to make bullet repayment                                            -              -
 Other drawings                                                               -              -
 Transfers from revenue receipts                                          8,798            (0)
                                                            -----------------------------------
 Closing reserve balance                                                238,731         56,891
                                                            -----------------------------------
 Target reserve funds                                                   350,000        160,930
                                                               ================================

 Principal deficiency ledger                                                AAA            BBB

 Opening PDL balance                                                        Nil            Nil
 Losses this quarter                                                          -              -
 PDL top up from revenue income                                               -              -
                                                            -----------------------------------
 Closing PDL balance                                        Nil             Nil            Nil
                                                            ===================================

 Start up loan outstanding

 Opening balance                                                         73,229
                                                               -----------------
 Initial start up loan (incl. accrued interest)                          14,792
 Second start up loan (incl. accrued interest)                           14,742
 Third start up loan                                                     17,500
 Fourth start up loan                                                     7,500
 Fifth start up loan                                                      5,100
 Sixth start up loan                                                      6,100
 Seventh start up loan                                                    3,780
                                                               -----------------
                                                                         69,514
 Accrued interest                                                         4,415
 Repayments made                                                              -
                                                            --------------------
 Closing balance                                                         73,929
                                                            ====================

 Liquidity facility

 Liquidity facility limit                                                25,000
 Liquidity facility drawn                                                     -
 Liquidity facility available                                            25,000


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HOLMES FINANCING (No 4) PLC




      Dated: 5 November, 2003                       By /s/ Natalie Weedon
                                                   (Authorised Signatory)